Exhibit 5.1

MCMURDO LAW GROUP, LLC

Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com

28 West 44th Street, 16th Floor
New York, NY 10036

March 28, 2017

Ameri Metro, Inc.
2575 Eastern Blvd. Suite 211
York, Pennsylvania 17402

Re: Registration Statement on Form S-1/A

Ladies and Gentlemen:

I am counsel for Ameri Metro, Inc., a Delaware corporation (the "Company"), in connection with the proposed public offering by the Company under the Securities Act of 1933, as amended, of up to 1,000,000 Shares of its Class B common stock, $0.000001 par value per share ("Common Stock"), under the Securities Act of 1933, as amended, through a Registration Statement on Form S-1/A (the "Registration Statement") as to which this opinion is a part, to be filed with the Securities and Exchange Commission. Furthermore, an additional 2,736,000 of Class B common stock may be issued in connection with a prior stock split, assuming the shareholders of record pay the $100 fee (the "Split Shares").

In connection with rendering my opinion as set forth below, I have reviewed and examined originals or copies identified to my satisfaction of the following:

(1)   Articles of Incorporation, of the Company as filed with the Secretary of State of Delaware;

(2) By-laws of the Company;

(3)   Corporate minutes containing the written resolutions of the Board of Directors of the Company;

(4)   The Registration Statement and the prospectus contained within the Registration Statement; and

(5)   The other exhibits of the Registration Statement.

I have examined such other documents and records, instruments and certificates of public officials, officers and representatives of the Company, and have made such other investigations as I have deemed necessary or appropriate under the circumstances.

In my examination, I have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to me as original documents and the conformity to original documents of all documents submitted to me as certified, conformed, facsimile, electronic or photostatic copies. I have relied upon the statements contained in the Registration Statement and certificates of officers of the Company, and I have made no independent investigation with regard thereto.

McMurdo Law Group, LLC

NEW YORK

Empire Stock Transfer, Inc.
1859 Whitney Mesa Drive
Henderson, NV 89014

Based upon the foregoing and in reliance thereon, it is my opinion that the 1,000,000 Shares of Common Stock being offered by the Company under the Registration Statement, when sold, will be legally issued, fully paid and non-assessable pursuant to the laws of the State of Delaware and the laws of the United States of America and the Split Shares will be legally issued, fully paid and non-assessable pursuant to the laws of the State of Delaware and the laws of the United States of America when the $100 fee is paid.

I hereby consent to this opinion being included as an exhibit to the Registration Statement and to the use of my name under the caption "EXPERTS" in the prospectus constituting a part thereof.

Very truly yours,



Matthew McMurdo, Esq.